82-3116

# GREAT QUEST
## METALS LTD.

04030007

April 16, 2004

BEST AVAILABLE COPY

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop ~~3-7~~ 3-2
Washington, DC
USA 20549

MAY 10 2004

Dear Sirs:

SUPPL

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

**RE:** Great Quest Metals Ltd. (the "Company")
Notice of 2004 Annual General Meeting & Record Date

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, please be advised of the following information:

| | | |
|---|---|---|
| Meeting Type: | Annual General Meeting | |
| Date & Time: | June 24, 2004 | at 2:00 p.m. |
| Address: | 595 Howe Street, 10th Floor, Vancouver, BC | |
| Business: | Non-Routine | |
| Beneficial Ownership Determination Date: | May 14, 2004 | |
| Proxy Voting Cut-off Date and Time: | June 22, 2004 | at 2:00 p.m. |
| Proxy Material Available Date: | May 18, 2004 | |

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

dw 5/12

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com